Zarlink Announces CEO Succession

•	Gary Tanner to become President & Chief Executive Officer in May, 2011
•	Mr. Tanner succeeds Kirk Mandy following achievement of key Company milestones

OTTAWA, CANADA, February 23, 2011 – The Board of Directors of Zarlink Semiconductor Inc. (TSX:ZL) today announced that Gary Tanner has been appointed Zarlink’s President & Chief Executive Officer, effective May 24, 2011, prior to the Company’s Board Meeting to be held on May 25, 2011.

Gary Tanner joined Zarlink in August 2007 as Senior Vice President of Worldwide Operations, and was appointed Chief Operating Officer in November 2009. In this role, Mr. Tanner has managed Zarlink’s Communication Products Group, which includes the timing and synchronization, line circuit and telecom networking product lines, as well as the Company’s Worldwide Operations Group and Custom ASIC product group. Mr. Tanner brings over 34 years of experience in the semiconductor industry, and has held various management positions with Legerity, Intel Corporation, National Semiconductor, Texas Instruments and NCR.

“Gary brings a record of strong leadership to Zarlink’s management team,” said Adam Chowaniec, Chairman of the Board, Zarlink Semiconductor. “Gary has a deep understanding of our business, from supplier relationships through to customer requirements and changing market dynamics. Under his leadership, we have seen revenue for our Communication Products Group grow at double-digit rates. I have every confidence that Gary and his management team will lead Zarlink to even greater success as they work to accelerate the Company’s focus on growth opportunities.”

Mr. Tanner succeeds Kirk Mandy, who will remain President & Chief Executive Officer until May 23, 2011.  Mr. Mandy’s distinguished career spans over 34 years, 27 of which have been with Zarlink and its predecessor, Mitel Corporation. Mr. Mandy will be available as a consultant to the Company following his departure.

“As a management team, we have built a stronger company delivering the right combination of products to improve our market position, gain market share and deliver long-term value for our shareholders,” said Mr. Mandy. “As Zarlink enters a new period with a greater emphasis on growth, this is an opportune time to transition leadership. Gary’s knowledge, insight and close relationships with our customer and suppliers made him a valued member of my management team, and will benefit Zarlink as he assumes leadership of the Company.”

“Kirk led the Company through a period of significant challenges and opportunities,” said Mr. Chowaniec. “During his tenure, Kirk met key milestones by increasing Zarlink’s revenue and margins, filling its pipeline increasingly with newer products and disposing of non-strategic assets and businesses.”

“Kirk has had a significant impact on Zarlink, in terms of focusing its strategic direction, creating a very good balance sheet and securing relationships with key customers and suppliers,” said Mr. Tanner.  “I will work closely with Kirk to ensure a smooth transition of leadership, while maintaining the strong momentum we are now seeing across key areas of the business. I am very excited by our potential, and honored by the confidence expressed by our Board.”

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include network timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com